Exhibit 3.26

CERTIFICATE OF FORMATION

OF

VIVINT FIREWILD, LLC

This Certificate of Formation of Vivint FireWild, LLC is being duly executed and filed by the undersigned, an authorized person, to form a limited liability company under the Delaware Limited Liability Company Act, as amended.

1.	The name of the company is “Vivint FireWild, LLC”.

2.	The address of its registered office in the State of Delaware is 1209 Orange Street, in the City of Wilmington, 19801, County of New Castle, and the name of its registered agent at such address is The Corporation Trust Company.

IN WITNESS WHEREOF, this Certificate of Formation has been duly executed as of the 23 day of January, 2014.

/s/ Luke Langford
Luke Langford
Authorized Person